File No. 70-9545

                     SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.

                              Amendment No. 1

                                    To

                                 FORM U-1

                                 APPLICATION

                                  UNDER THE

                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           Energy East Corporation
                                P.O. Box 1196
                      Stamford, Connecticut  06904-1196

                                     and

                                 Merger Co.
                         c/o Energy East Corporation
                                P.O. Box 1196
                      Stamford, Connecticut 06904-1196

    (Name of company or companies filing this statement and address of principal executive offices)

                            Kenneth M. Jasinski
                Executive Vice President and General Counsel
                         c/o Energy East Corporation
                                P.O. Box 1196
                      Stamford, Connecticut  06904-1196
                         Telephone:  (203) 325-0690

                 (Names and addresses of agents for service)

                                 Copies to:

Frank Lee, Esq.                    Adam Wenner, Esq.
Huber Lawrence & Abell             Vinson & Elkins
605 Third Avenue                   1455 Pennsylvania Avenue, N.W.
New York, New York 10158           Washington, D.C.  20004
Telephone:  (212) 682-6200         Telephone:  (202) 639-6500

     This Amendment No. 1 to the Form U-1 of Energy East
Corporation is being filed
to amend Item 6 by adding the exhibits listed below:

Item 6.       Exhibits and Financial Statements.
     The following exhibits are being filed with this Amendment
No. 1:

NO.       DESCRIPTION                             METHOD OF FILING
D-4       Approval of the Federal Communications  Filed herewith on
          Commission of the indirect transfer     Form SE.
          of certain radio licenses.

E-1       Map of natural gas service territories  Filed herewith on
          of NYSEG and Connecticut Energy and     Form SE.
          major interstate pipelines.

F-1       Preliminary opinion of Huber Lawrence   Filed herewith.
          & Abell, counsel to Energy East.

F-3       Preliminary opinion of Brody, Wilkinson Filed herewith.
          and Ober, P.C., Connecticut counsel
          to Energy East.

                                 SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.

                                   Energy East Corporation


Date: December 8, 1999             By /s/ Kenneth M. Jasinski
                                          Kenneth M. Jasinski
                                          Executive Vice President
                                              and General Counsel


                                   Merger Co.


Date: December 8, 1999             By /s/ Kenneth M. Jasinski
                                          Kenneth M. Jasinski
                                          Vice President, Secretary
                                              and Treasurer